                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*


                           ICN PHARMACEUTICALS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   448924100
                                (CUSIP Number)


                                 June 30, 1998
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. 448924100                    13G                     Page 2 of 5 Pages



1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

          HEARTLAND ADVISORS, INC.

          #39-1078128

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a) [ ]
                                            (b) [ ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

          WISCONSIN, U.S.A.


 NUMBER OF         5.  SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY             746,916
    EACH
 REPORTING         6.  SHARED VOTING POWER
   PERSON          None
    WITH

                   7.  SOLE DISPOSITIVE POWER

                       3,161,792

                   8.  SHARED DISPOSITIVE POWER
                   None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,161,792

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.3%

12. TYPE OF REPORTING PERSON

      IA

CUSIP NUMBER 448924100                                         Page 3 Of 5 Pages

Item 1.
    (a) Name of Issuer: ICN Pharmaceuticals, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
         3300 Hyland Avenue
         Costa Mesa,  CA   92626

Item 2.
    (a) Name of Person Filing: Heartland Advisors, Inc.
        ---------------------


    (b) Address of Principal Business Office:
        ------------------------------------
             Heartland Advisors, Inc.
             790 North Milwaukee Street
             Milwaukee, WI 53202


    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
        -----------

    (d) Title of Class of Securities: Common Stock
        ----------------------------

    (e)  CUSIP Number: 448924100
         ------------

Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or
        -------------------------------------------------------------
        240.13d-2(b) or (c), check whether the person filing is a:
        ---------------------------------------------------------

  (a)_____    Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
              78o).

  (b)_____    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c)_____ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c).

  (d)_____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e)  X      An investment adviser in accordance with
     -----    (S) 240.13d-1(b)(1)(ii)(E);

  (f)_____    An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F).

  (g)_____     A parent holding company or control person in accordance with
               (S)240.13d-1(b)(ii)(G);

  (h)_____ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813;

  (I)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

  (j)_____     Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to (S)240.13d-1(c), check this box [ ].

Item 4. Ownership.
        ---------

    For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[X]


Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        -------

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

      Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

      Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

      Not Applicable.

Item 10. Certification.
         -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:     July 8, 1998

                   HEARTLAND ADVISORS, INC.

                   By:  PATRICK J. RETZER
                        Patrick J. Retzer
                        Senior Vice President/Treasurer